News Release

For Immediate Release

WEST FRASER ANNOUNCES SECOND QUARTER 2022 RESULTS
VANCOUVER, B.C., July 27, 2022 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the second quarter results of 2022 ("Q2 2022").  All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Second Quarter Highlights
•Sales of $2.887 billion and earnings of $762 million, or $7.59 per diluted share
•Adjusted EBITDA1 of $1,124 million, representing 39% of sales
•Lumber segment Adjusted EBITDA1 of $449 million
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $623 million
•Pulp & Paper segment Adjusted EBITDA1 of negative $3 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $54 million
•Returned $1.475 billion of capital to shareholders through the repurchase of approximately 16.0 million West Fraser common shares

1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
“West Fraser generated strong financial results again in the second quarter of 2022, supporting the return of more than $1.5 billion of capital to shareholders through share repurchases and our quarterly dividend,” said Ray Ferris, West Fraser’s President & CEO. “The acute transportation challenges facing the company in recent quarters showed signs of improvement in the second quarter, in large part because of the dedication and determination of our people. Even so, our ability to ship products in a timely manner to meet the demands of our customers is not where it needs to be and therefore transportation and logistics remain key focus areas for the company. Inflationary cost pressures persist across our various supply chains, although an environment of strong demand and above-average product pricing has helped to absorb most of these cost increases. And while we recognize the risks of near-term macro headwinds, including rising mortgage rates and elevated energy prices, we also note that demand for our products has been resilient, and we continue to see favourable long-term market fundamentals in support of our wood building products business.”

“In 2021, we took important steps toward becoming a sustainability leader, and today we are sharing our progress with the release of our 2021 Sustainability Report,” said Ferris. “We understand the importance, and necessity, of doing the right thing for the environment, our communities and our employees while sustainably and profitably growing our business. We are proud of our past, but even more excited about our future.”

Results Summary
Second quarter sales were $2.887 billion, compared to $3.110 billion in the first quarter of 2022. Second quarter earnings were $762 million, or $7.59 per diluted share, compared to $1,090 million, or $10.25 per diluted share in the first quarter of 2022. Second quarter Adjusted EBITDA1 was $1,124 million compared to $1,592 million in the first quarter of 2022.

Liquidity and Capital Allocation
Cash and short-term investments decreased to $1.281 billion at June 30, 2022 from $1.568 billion at December 31, 2021.
Capital expenditures in the second quarter were $88 million.
We paid $26 million of dividends in the second quarter and announced an increase to our quarterly dividend for the dividend to be paid in the third quarter, raising it to $0.30 per share from $0.25 per share.
In the second quarter of 2022, we repurchased 4,120,222 million shares under our Normal Course Issuer Bid (“NCIB”) for aggregate consideration of $329 million. As of July 26, 2022, 7,197,924 million shares have been repurchased under the current NCIB, leaving 2,996,076 million shares available to purchase at our discretion until the expiry of the NCIB.
We completed a substantial issuer bid ("SIB") in the second quarter of 2022 and a total of 11,898,205 common shares were taken up and purchased for cancellation at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
As of July 26, 2022, we have repurchased for cancellation 36,745,718 of the Company’s Common shares since the closing of the Norbord acquisition on February 1, 2021 through the completion of the 2021 SIB and the 2022 SIB as well as normal course issuer bids, equalling 67% of the shares issued in respect of the Norbord Acquisition.
Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium- and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium-term, we expect that an aging housing stock, lagging completions of previously started new home construction and greater acceptance of work-from-home practices may offset near-term headwinds and drive repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer-term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant demand growth driver for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts averaged 1.56 million units in June 2022, with permits issued averaging 1.69 million units, according to the U.S. Census Bureau. However, demand for new home construction and for our wood building products may be reduced in the near-term should interest rates continue to rise and consumer sentiment and housing affordability continue to be impacted.
The demand for our European products is also expected to remain robust over the longer-term as use of OSB as an alternative to plywood continues to grow, and an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. While near-term challenges, including rising interest rates, ongoing geopolitical developments and inflationary pressures akin to those we are seeing in North America may cause a temporary slowing of demand for our products in Europe, we are confident that we will be able to navigate through these periods and capitalize on opportunities for long-term growth ahead.

Operations
The extent of the transportation challenges experienced in Western Canada thus far in 2022 continues to be more acute and of longer duration than originally anticipated, therefore we now expect our SPF lumber shipments for 2022 to be closer to the bottom end of the guidance range of approximately 2.8 to 3.0 billion board feet. We reiterate expectations for our 2022 SYP shipments to be approximately 3.0 to 3.2 billion board feet. On July 1, 2022, stumpage rates increased in B.C. due to the market-based adjustments related to lumber costs, although in the current commodity price environment, B.C. stumpage rates are expected to decrease later in the year. We continue to expect modest log cost inflation in the U.S. South in 2022.
In our NA EWP segment, we expect OSB shipments to increase in 2022 as we account for a full year of contribution from Norbord, recapture production and shipments lost due to temporary disruptions to our operations in 2021, and as we continue to ramp operations at our Chambord OSB mill. However, transportation and logistics constraints across North America remain challenging and demand for our products is showing signs of slowing, and as such we now expect OSB shipments in 2022 to be approximately 5.9 to 6.2 billion square feet (3/8-inch basis), down modestly from our original guidance of 6.1 to 6.4 billion square feet (3/8-inch basis). We also continue to expect that input costs for the NA EWP business will remain elevated in the near-term, due primarily to high energy and resin costs. Work at the Allendale OSB facility is ongoing to prepare the mill for an eventual re-start when warranted by customer demand. However, due to inflationary cost pressures and supply chain challenges the capital investment is expected to increase approximately 10% from the original estimate of approximately $70 million and project completion has been shifted to the end of the first quarter of 2023.
We do not expect to increase our Pulp & Paper segment shipments in 2022.
In our Europe EWP segment we reduce expectations for OSB shipments and now project them to be approximately 1.0 to 1.2 billion square feet (3/8-inch basis) in 2022, down slightly from our original guidance of 1.1 to 1.3 billion square feet (3/8-inch basis). Input costs for the Europe EWP business are expected to remain elevated in the near-term, due primarily to higher energy and resin costs.
Across much of our supply chain, we continue to experience greater than usual inflationary cost pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy. We expect these cost pressures and availability constraints to remain elevated through 2022.
Based on our current outlook, assuming no deterioration in market conditions during the year and no additional lengthening of lead times for projects underway or planned, we continue to anticipate that we will invest approximately $500 to $600 million in 20221. However, given the rate of 2022 capital spending to-date we now expect full year capital expenditures to be nearer the bottom end of the guidance range.
1.This is a specified financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
MD&A
Our Q2 2022 MD&A and interim consolidated financial statements and the related notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.

Sustainability Report
West Fraser’s 2021 Sustainability Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key Environmental, Social, and Governance ("ESG") performance and includes information aligned with the Sustainable Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), the Task Force on Climate-Related Disclosures ("TFCD") and CDP (formerly the Carbon Disclosure Project). In 2021, West Fraser built on its sustainability foundations and strategy by beginning the work to establish robust and credible environmental and social ambitions, goals and targets to guide the company’s next chapter. This work included taking the necessary steps to become the first Canadian company committing to join the Science Based Targets Initiative ("SBTi") targets to materially reduce GHG emissions by 2030, aligning with the Paris Agreement.
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2021 annual MD&A, as updated by the disclosures in our Q2 2022 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analysts’ conference call to discuss the Company’s Q2 2022 financial and operating results on Thursday, July 28, 2022, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time).  To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com.  Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions.  The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements
This press release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this press release include references to the following and their impact on our business:
•Demand in North American and European markets for our products, including demand from new home construction and repairs and renovations, the impact of rising interest rates and inflationary pressures and the growing penetration of mass timber
•Disruptions in transportation services, and the timelines for resumptions of full transportation services
•Operation guidance, including projected shipments, inflationary cost pressures on our input costs, projected capital expenditures and the timing and costs of the restart of the Allendale OSB facility

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services and the timing of the resolution of transportation constraints in Western Canada;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed and the ultimate costs of these investments may be increased as a result of inflation;

•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our ability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•changes in government policy and regulation, including against taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued integration of the Norbord business;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•the risks and uncertainties described in our 2021 Annual MD&A and Q2 2022 MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2021 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as segment earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA
($ millions)

	Q2-22	Q1-22
Earnings	762	1,090
Finance expense, net	3	7
Tax provision	240	330
Amortization	144	157
Equity-based compensation	(1)	(5)
Impairment charges	—	13
Other	(24)	—
Adjusted EBITDA	1,124	1,592

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that segment earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Quarterly Adjusted EBITDA by segment
($ millions)

Q2-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$414	$548	$(8)	$45	$3	$1,002
Finance expense, net	(1)	3	—	(2)	3	3
Amortization	44	78	8	12	2	144
Equity-based compensation	—	—	—	—	(1)	(1)
Other	(8)	(6)	(3)	(1)	(6)	(24)
Adjusted EBITDA by segment	$449	$623	$(3)	$54	$1	$1,124

Q1-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$738	$651	$(38)	$59	$10	$1,420
Finance expense, net	6	1	1	2	(3)	7
Amortization	46	83	9	17	2	157
Equity-based compensation	—	—	—	—	(5)	(5)
Impairment charges	—	—	13	—	—	13
Other	6	(5)	—	—	(1)	—
Adjusted EBITDA by segment	$796	$730	$(15)	$78	$3	$1,592

Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2022 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2021 Annual MD&A and Q2 2022 MD&A.
For More Information
Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com